UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on January 17, 2014, entitled " Statoil’s share saving plan allocates shares ".

Statoil’s share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 January 2014 for use in the group's share saving plan have on 17 January 2014 been distributed to the employees in accordance with their savings amount. In addition, bonus shares have been allocated based on participation in the program in 2011.

Following this, the share saving plan has 7,282,552 shares.

As participants in the share saving plan, the primary insiders below have been allocated bonus shares in accordance with their saving plan in 2011, at a price of NOK 152.91 per share.

Name	Allocated shares	New share holding
Adams, Robert	727	10,084
Bacher, Lars Christian	1,021	19,229
Bjørn, Benedikte Bettina	141	1,233
Di Valerio, Ingrid Elisabeth	184	1,962
Dodson, Timothy	911	20,754
Gjærum, Reidar	759	19,717
Klouman, Hans Henrik	1,109	16,439
Knight, John Nicholas	1,787	53,136
Kvelvane, Ørjan	356	2,065
Lund, Helge	442	61,593
Reitan, Torgrim	693	20,994
Skeie, Svein	752	16,305
Øvrum, Margareth	1,204	33,531

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 17, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer